WWF Holdings, Inc.



WaterWorks

Annual Report

2020

Annual Report 2020

Throughout this document, mentions of WaterWorks refer to WWF Holdings, Inc., a Corporation formed on April 3, 2018 in the State of Delaware (the "Company"). The Company's physical address is 1 Park Avenue, Ste 1809, Detroit, Michigan 48226.

You may contact the Company by calling 313-314-6500. This annual report is posted on the Company's website, https://wtrwrx.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

WWF Holdings, Inc. ("WaterWorks" or the "Company") is a corporation formed on April 3, 2018, in the State of Delaware. The Company's physical address is 1 Park Avenue, Ste 1809, Detroit, Michigan 48226 . The Company's web site may be accessed at https://wtrwrx.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Lonnie Johnson

Board positions with WWF Holdings, Inc.

Dates	Position	Principal Occupation
04/03/2018 – Present	CEO and Director	Mr. Johnson has been involved for over 20 years in pivotal strategic roles for different national business, advocacy, and political organizations. Previously, Mr. Johnson held the positions of Chairman of the Michigan Democratic Party, Vice President at a private equity firm, and staff roles for former Vice President Al Gore, Senator Debbie Stabenow, and former Congressman John D. Dingell. Mr. Johnson holds a B.A. from Arizona State University.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/2017 – 06/2018	TVV Capital	Consultant
02/2013 – 07/2015	Michigan Democratic Party	Chairman
07/2007 – 02/2013	TVV Capital	Vice President

Julianna Smoot

Board positions with WWF Holdings, Inc.

Dates	Position	Principal Occupation
04/03/2018 – Present	Director and Strategist	Ms. Smoot served as the National Finance Director and Deputy Campaign Manager for Barack Obama during the 2008 and 2012 election cycles. Obama tasked Ms. Smoot with key roles in his administration, including Chief of Staff to U.S. Trade Representative Ron Kirk, White House Social Secretary and Co-Chair of the Presidential Inaugural Committees in 2009 and 2013. Currently, Ms. Smoot serves on the board of the Obama Foundation. Ms. Smoot holds a B.A. from Smith College.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
04/2017 – Present	Blue Lake Strategies	CEO
04/2013 – 12/2017	Smoot Tewes Group	Owner

Brian Spangle

Board positions with WWF Holdings, Inc.

Dates	Position	Principal Occupation
04/2018 – Present	COO and Director	Mr. Spangle has over 15 years of professional experience, both as a fundraising manager and

developer for a wide range of political campaigns, as well as 10 years as an entrepreneur. In 2009, Brian co-founded a fitness training center and started-up an athletic apparel brand in which he served as President & CFO. Mr. Spangle holds a B.A. from the University of California, Santa Barbara, before earning an M.A. in Legislative Affairs at the George Washington University in Washington, D.C.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/2017 – 03/2018	Self Employed	Political Consultant
03/2017 – 10/2017	OBA Media LLC	Bookkeeper
04/2015 – 02/2017	Self Employed	Political Consultant
02/2010 – 02/2015	As Prescribed Industries, LLC	President & CFO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Lonnie Johnson owns 5,100,000 shares of Class A Common Stock, representing a voting power of 37.90%.

Julianna Smoot owns 4,420,000 shares of Class A Common Stock, representing a voting power of 32.84%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

WWF Holdings, Inc. was first organized as a limited liability company under the laws of Delaware on April 3, 2018 and converted into a Delaware corporation on September 6, 2018. Waterworks owns five wholly-owned subsidiaries: WWF Platform, LLC, WWF Funding Portal, LLC, and WWF Crowd, LLC, which were organized on the same date as the Company; WWF Agency, LLC, which was organized on August 1, 2019; and WWF Assets, LLC, which was organized on October 27, 2020. Additionally, the Company is the majority owner of WWF Securities, LLC, which was organized on October 23, 2020. The Company is located at 1 Park Avenue, Ste 1809, Detroit, Michigan 48226.

Waterworks' mission is to accelerate answers to water problems in the United States by facilitating investments in water solution companies and projects through its website: https://wtwrx.com. By building a trusted water community, and funding water solutions, Waterworks intends that it and its investors will become powerful engines of change. We believe this process will foster the kind of loyalty and advocacy from the water industry and investors that will support Waterworks' long-term viability.

5. How many employees does the Company currently have? (§ 227.201(e))

Waterworks currently has 3 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were first incorporated under the laws of Delaware on April 3, 2018, and converted to a Delaware corporation on September 6, 2018. We have only recently commenced operations and we have no history upon which an evaluation of our prospects and future performance can be made. Our

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proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. The Company has limited operating history and to date, is not profitable. Therefore, there can be no assurance as to the future profitability of the Company or its subsidiaries. The Company was only recently organized and commenced back-office operations in September 2019. There can be no assurance of when or whether the Company will be able to generate revenue after the commencement of this Offering. As a result, prospective investors have very limited financial or other information regarding the financial performance of companies or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company and its subsidiaries' activities may not prove accurate and that the Company will not achieve its business objectives.

2. WWF Funding Portal, LLC's maintenance of its registration as a crowdfunding intermediary is crucial to our operations. The Company has four wholly-owned subsidiaries, WWF Funding Portal, LLC, WWF Platform, LLC, WWF Crowd, LLC, and WWF Agency, LLC, which were organized as Delaware limited liability companies. WWF Funding Portal, LLC is a Funding Portal member of the FINRA. In the event that the FINRA suspends or expels WWF Funding Portal, LLC as a registered Crowdfunding Intermediary, the Company's would be unable to execute its current business plan. As recently demonstrated, in the disciplinary proceeding No. 2017053428201, a complaint from the FINRA's Department of Enforcement before the FINRA Office of Hearing Officers can potentially lead to severe sanctions, such as bar and expulsion. These sanctions can be pronounced in disciplinary action in case of violation by a Funding Portal of the Securities and Exchange Commission's Regulation Crowdfunding Rules and FINRA's Funding Portal Rules, including FINRA Rule 8210, which requires members or persons associated with a member to provide information orally, in writing or electronically upon request. Should such suspension or expulsion occur, our business, financial condition, and results of operations would be materially harmed.

3. In order for the Company and WWF Funding Portal, LLC to grow, it must attract issuers and investors to https://wtwrx.com (the "Site"). If WWF Funding Portal, LLC fails to attract issuers and investors to support our operations, our business and results of operations will be seriously harmed. Recruiting issuers and investors to the Site is critical to our success. The failure to attract issuers or investors to the Site could delay or halt the development and commercialization of our services. In effect, this could adversely affect our reputation, operating results, and financial performance.

4. Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Changes in investors' appetite or ability to invest in startups and early-stage companies may fluctuate over time and are highly correlated with general economic conditions. Such a lack of use or interest of the Site or in the services we provide could negatively impact the development and success of the Company. We expect that a substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, each purchaser of the Securities offered in this Offering should evaluate the risks associated with our business model.

5. In the event the companies that fund raise on our Site perform poorly or fail, our brand and reputation may be harmed.

   The companies that fundraise on our Site will be susceptible to the risks of failure or delay inherent in the development of new water technology products and public infrastructure projects, including but not limited to:

   - delays in product development or manufacturing;
   - unplanned expenditures in product development or manufacturing;
   - failure to receive regulatory approvals;
   - failure to achieve market acceptance; and
   - the emergence of superior or equivalent products.

   If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products or infrastructure projects are not commercially successful, our Company's reputation may be materially harmed.

6. The Company's success is dependent on its subsidiaries' activities, including the offering of high-quality water infrastructure projects. The failure to offer these projects could have a material adverse effect on our operations. Failure to offer high-quality water-related investments and infrastructure projects on our Site may hinder the Company and its subsidiaries' growth, harm our reputation, decrease the amount of total investments as well as user activity on the Site, and deter companies to conduct campaigns through our Site. As a result, this may adversely affect the Company's business plan, financial performance, and your investment in the Securities. WWF Funding Portal, LLC will be dependent on facilitating equity crowdfunding campaign transactions for revenue. WWF Funding Portal, LLC aims to generate the majority of its revenue through a cash and securities-based commission fee model for each equity crowdfunding campaign facilitated through the Site. Therefore, the Company's revenue is dependent on WWF Funding Portal, LLC's ability to be widely adopted and successful. WWF Funding Portal, LLC has been approved as a funding portal and has not yet demonstrated that is able to generate enough crowdfunding campaigns to become profitable and scale.

7. Our business is highly competitive. The competition presents an ongoing threat to the success of our business. Existing companies that engage in the online investment fundraising activities or operate under Title 111 of the JOBS Act may be viewed as competitors to us. Some of our competitors could have superior technology to ours, better marketing plans, greater access to capital, more experienced management, better brand recognition, and other advantages. Moreover, if Waterworks is able to establish a market around its service, it may find that larger, better-funded companies may enter the market, which could negatively impact the Company's growth.

   We do not compete only with Title Ill equity crowdfunding portals. Broadly speaking, we compete with banks, private equity funds, venture capitalists and other investors for water-related projects; and we compete with mutual funds, financial advisors; investing banking firms, water non-profits and a host of others for investors and investment dollars.

8. Waterworks is targeting a new and unproven segment within the crowdfunding market.

   Waterworks intends to be first to market with its water-focused online investment platform. As such, there is no historical indication that the future demand for water technology and infrastructure projects will remain consistent with the current $1 trillion demand for water, which could negatively impact the Company's growth. Additionally, because Waterworks is pioneering the water vertical of the equity crowdfunding market, being first in this market may negatively impact investor confidence due to relative uncertainty with respect to equity crowdfunding water infrastructure projects, among other types of investments that Waterworks intends to make available on its Site.

9. The Company's success depends on the experience and skill of its directors, officers, and key employees. In particular, the Company is dependent on Lon Johnson, Julianna Smoot, and Brian Spangle, who serve as Director and CEO, and COO of the Company, respectively. While the Company has entered into executive employment agreements with its directors and officers, there can be no assurance that any such persons will continue to serve the Company. The loss of any director or officer would harm the Company's business, financial condition, cash flow and results of operations.

10. Although dependent on certain key personnel, including its directors and officers, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Lon Johnson, Julianna Smoot and Brian Spangle in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Lon Johnson, Julianna Smoot or Brian Spangle were to die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person would negatively affect the Company and its operations.

11. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

12. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

   In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

13. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance, which we expect to acquire in the future. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software,

"cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

14. If we do not respond to technological changes or upgrade our Site and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must plan to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

15. Negative events in the crowdfunding industry may subject the Company to reputational harm, or increased regulatory oversight, increasing the risk of financial liability and additional compliance requirements resulting from adverse regulatory actions. Any highly-publicized events or regulatory inquiries concerning potential fraudulent offerings or other schemes designed to harm investors through crowdfunding can be expected to result in negative publicity for crowdfunded companies, increased scrutiny and oversight of companies that avail themselves of the crowdfunding exemption, as well as potential new rules and regulations. For example, on June 5, 2019, the FINRA expelled the Funding Portal DreamFunded Marketplace LLC, and banned its co-founder and CEO from association with any FINRA funding portal member. The occurrence of such events could adversely affect the crowdfunding industry in general and may make it significantly more difficult to succeed with the Company's business plan or attract new investors to the platform. Other highly-publicized events that reflect negatively on the crowdfunding industry may also result in an increase in operational and compliance costs or otherwise limit the Company's ability to engage in certain activities. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the

SEC, other U.S. governmental regulatory authorities, the FINRA or other self-regulatory organizations that supervise the financial markets in general. This could impact our ability to conduct its business with third parties, obtain future financing and could decrease the pool of potential investors seeking to participate in any future crowdfunding offerings.

16. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

17. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws will govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

18. The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

19. Securities with superior rights may be offered in the future. The Company has not yet defined a preferred class of stock, and there is no way to know what voting rights those securities will have. In the future, it is likely that the Company will issue securities with rights superior to those associated with the Securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to

participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

20. The Arbitration Agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Securities in this Offering, you agree to be bound by the dispute resolution provision found in the Arbitration Agreement.

21. There is no guarantee of a return on your investment. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C, and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

22. Your ownership of the Securities will be subject to dilution. Owners of Class B Common Shares do not have preemptive rights. If the Company conducts subsequent offerings of common stock, preferred stock or securities convertible into common or preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

23. The Company does not anticipate paying any cash dividends for the foreseeable future. Since our inception, we have not declared or paid any dividends on our shares of Common Stock. We have no present plan to pay any dividends on our common shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

24. There is no present market for the Securities, and we have arbitrarily set the price. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price set forth in this Offering or at any other price.

25. The proceeds of the Offering may be insufficient. The Company believes that the Maximum Offering Amount of $1,000,000 will be sufficient to fund the Company's operations for a period of one year. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs or unexpected developments, the

proceeds of the Offering may be insufficient for such purpose. In such an event, we would likely require additional capital investment or debt financing to fund the above- referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost-prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of the Securities.

26. The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, one or more intermediate closings of the Offering can occur, which will allow the Company to draw down proceeds of the Offering after the Minimum Offering Amount has been reached and prior to the Offering Deadline. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs and later a material change occurs as the Offering continues, Purchasers' subscriptions previously accepted in an intermediate closing will not have the right to re-confirm their investment as it will be deemed completed and accepted by the Company.

27. The Company intends to use a portion of the proceeds from the Offering for unspecified working capital for its operations. This means that the Company has ultimate discretion to use this portion of the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate with respect to general working capital for operations. The net proceeds from this Offering will be used for the purposes described herein, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. Further, the Company may choose to amend the use of the proceeds, depending on future events, in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

28. We have not prepared any audited financial statements of the Company. The exemption from registration provided for under Regulation Crowdfunding does not require us to provide audited financials in connection with this Offering. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

29. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental

agency has reviewed or passed upon this Offering, the Company or any Securities offered by the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company' Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must, therefore, assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

30. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Purchasers should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

31. The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication. The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

32. The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate - it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

33. The Company's subsidiary's registration with the SEC as a registered funding portal and membership with FINRA is subject to revocation. WWF Funding Portal, LLC is a funding portal FINRA member and is dependent on its FINRA membership as a registered funding portal. Revocation of the membership status could force the WWF Funding Portal, LLC to cease its

operations for an indefinite period of time, which would affect the Company's business plan, financial performance and your investment in the Company.

34. Failure to comply with federal, state and international privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business. A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data, in addition to the employment of personal information in a commercial context. This is especially so in the case of personal location information, which may implicate the application of various privacy laws affecting personal location information, and any amendments thereto, including state and national counterpart statutes. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various international, federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters and related matters. For example, recently there have been international hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices. Several internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could result in a loss of subscribers or merchants and adversely affect our business. Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business. The Company may have to adapt to such regulations, which may come at a significant expense to the Company and/or may implicate the Company in claims by state and federal agencies, as well as private parties, based on the violation of these new laws, rules, and regulations.

35. Our business is subject to many regulations and noncompliance is costly. We operate under a complicated regulatory scheme. If we failed to comply with any of the laws that apply to us, even unintentionally, we could face significant financial penalties and changes to our business operations. Additionally, any adverse publicity associated with any noncompliance may further damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely.

36. Section 4(a)(6) under the Securities Act of 1933 is subject to unforeseen changes which may impact the development and success of the Company and its subsidiaries. The future regulatory landscape of Section 4(a)(6) under the Securities Act of 1933 is subject to unforeseen changes and new interpretations. Federal, state, and international regulations may impact issuers' and investors' ability to utilize our Site for equity crowdfunding campaigns. Failure to comply with future amendments to Section 4(a)(6) may result in governmental action, legal fees, and damage awards that would adversely affect the Company. Additionally, from time to time, we may be required to alter the Site's services in order to comply with future regulations. In effect, this may require improving the functionality of our Site which may increase the cost of our technology infrastructure and harm the Company's profitability.

37. Changes in government regulation could adversely impact our business. The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the businesses fundraising on our platform are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

38. Residential and non-residential construction activity is cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on the issuers using the Site. Demand for a water services companies' products is closely tied to residential construction, non-residential construction, and infrastructure activity in the United States and in certain other foreign jurisdictions. The construction industry and related markets are cyclical and have in the past been, and may in the future be, materially and adversely affected by general economic and global financial market conditions. No company can control the foregoing factors and, although construction activity and related spending levels have increased in recent years, there is still uncertainty regarding whether the recovery will be sustained, and there can be no assurances that there will not be any future downturns. Any future downturn could result in a decreased demand for our Site and the services we provide, having an adverse impact on our business and revenue.

If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs, or may even be deemed economically unfeasible.

39. In general, demand for the companies listing on our Site and our services will be highly correlated with general economic conditions. We expect that a substantial portion of our revenue is indirectly derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for those products and our services available on our Site.

40. We expect that a portion of the issuers utilizing our Site are relying on public-private partnership (P3) enabling legislation. Although the use of P3s in the United States is rising the future of the water services industry is dependent on national and state governments implementing P3 enabling legislation in the future which will make such arrangements more accessible and less expensive. If P3 enabling legislation is not created by national and state governments, then these arrangements are unlikely to become standardized. As a result, companies in the water services industry may spend significant resources structuring these arrangements and may not be able to enter into P3 agreements on favorable terms or at all. If this were to occur, the demand for our services may decline, the Company would suffer and would have to revise its business plan.

41. Changes in environmental laws and regulation may impact the use of our site and feasibility of our business plan. Many expect that water infrastructure projects on the Site will be dependent on the impact and timing of potential new water laws and regulations, such as those relating to water quality, and tax credits and incentives, as well as potential changes to existing laws and regulations. Particularly now with the Trump Administration in office since January 2017, the U.S government is rolling back a wide variety of regulations that protect water, air, land, and public health. For example, on September 2019, the Environmental Protection Agency ("EPA") announced that it has finalized a repeal of the Obama-era clean water rule that spells out protections for large and small bodies of water. The EPA will create a new rule to replace the Waters of the United States ("WOTUS") regulation, which was established in 2015. The Trump administration rule is expected to cover fewer waterways than the current one and weaken existing protections. If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs, or may even be deemed economically unfeasible.

42. There may be additional risks of which we are not aware or that we cannot foresee. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

43. The Securities being sold in this Offering are shares of Class B Common Stock offered at a price per share of $1.00. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors, including the estimates of the business potential and earnings prospects of the Company, the consideration of such factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

44. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT. IN ADDITION, AS THE COMPANY'S BUSINESS PLAN DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

45. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

46. Failure to successfully enter into the Asset Purchase Agreement by and between our majority owned subsidiary, WWF Securities, LLC, and ProFinance Associates, Inc., a broker/dealer licensed with the Financial Industry Regulatory Agency ("FINRA"), CRD # 26421 and the Securities and Exchange Commission ("SEC"), license number 8-42532, (the "Asset Purchase Agreement") will materially disrupt our ability to execute on our intended business plan.

    The parties are currently in the final stage of negotiations regarding the contemplated acquisition of a broker-dealer license (the "Acquisition") described in the Asset Purchase Agreement. Among other conditions, the Acquisition is contingent upon the 'meeting of the minds' of the WWF Securities, LLC and the seller with respect to the contemplated Acquisition. Although the Company expects that the parties to enter into the contemplated Asset Purchase Agreement on mutually agreeable terms, there can be no assurance that the parties will successfully enter into the Asset Purchase Agreement. In the event that the parties cannot agree on the terms of the Asset Purchase Agreement, the business and result of operations of WWF Securities, LLC will be severely negatively affected.

47. The required regulatory FINRA approval may not be obtained or may contain burdensome restrictions.

    Completion of the proposed Acquisition is conditioned upon the receipt of certain governmental approvals, including the approval of FINRA with respect to the filing of a continuing membership application ("CMA") due to the change of ownership. Even under the assumption that WWF Securities, LLC and the prospective seller use their best efforts to obtain the requisite regulatory approvals, there can be no assurance that these approvals will be received in a timely manner, or at all. The regulatory approval process in connection with a CMA can be lengthy, time consuming and to some extent unpredictable, and WWF Securities, LLC may ultimately be unable to obtain the requisite approval. Additionally, even upon approval of the CMA, FINRA might impose conditions on the completion of the Acquisition, require changes to the terms of the Acquisition, or impose restrictions on the membership agreement. While the Company and WWF Securities, LLC does not currently expect that any such restrictions, conditions or changes would be imposed, there can be no assurance that they will not be, and such restrictions, conditions or changes could have the effect of jeopardizing or delaying completion of the Acquisition or reducing the anticipated benefits of the Acquisition. If WWF Securities, LLC has to comply with any material conditions or burdensome restrictions in order to obtain any requisite approvals, or if FINRA denies the CMA, the business and results of operations of WWF Securities, LLC will be severely negatively affected, thereby materially impacting the financial prospects of the Company.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	11,000,000	10,000,000	Yes	
Class B Common Stock	4,500,000	3,458,206	Yes	
Preferred Stock	4,500,000	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the issuer's discretion. Please reference #43 under "Risk Factors" for more information.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of WWF Holdings, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in WWF Holdings, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the

term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Lonnie Johnson	$132,743	0%	December 31, 2024
Julianna Smoot	$362,366	0%	December 31, 2024

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
09/2018	Common Stock	$10,000	Sec. 4(a)(2)	General working capital.
09/2018	SAFE	$51,500	Reg. D, Rule 506(b)	
10/2018	Common Stock	$21,774	Sec. 4(a)(2)	General business purposes.
01/2019	SAFE	$500,000	Reg. D, Rule 506(b)	General operating and startup expenses.
03/2019	Common Stock	$2	Rule 701	Equity compensation
07/2019	SAFE	$100,000	Reg. D, Rule 506(b)	General operating and startup expenses.
08/2019	SAFE	$20,000	Reg. D, Rule 506(b)	General business purposes.
09/2019	SAFE	$138,592	Reg. D, Rule 506(b)	General operating and startup expenses.
03/2020	Common Stock	$117,500	Rule 701	Common stock issued for service.
04/2020	Common Stock	$81,183	Reg. CF	Personnel; Professional Fees; Sales & Marketing; Technology Operations.

12/2020	Common Stock	$134,000	Reg. D, Rule 506(b)	Personnel; Professional Fees; Sales & Marketing; Technology Operations

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Person Party to Transaction	Relationship to Company	Nature of Interest in Transaction	Transaction Amount
Lonnie Johnson	Director and CEO	Loan	$132,743
Julianna Smoot	Director and Strategist	Loan	$362,366

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Current Operations.

The Company was formed in April 2018 and has sustained operations with the Company's founders' initial capital contributions and capital raising activities of over $1,000,000. Additional capital commitments in excess of $50,000 have been secured and are available to the Company over the remaining course of the Company's Regulation Crowdfunding campaign.

The Company began earning early revenue in late Q3, 2019. In Q1, 2020, the Company, through its subsidiaries, launched its investment platform at WaterWorksFund.com (the "Site") with two initial listings: one offered under Regulation Crowdfunding ("Reg CF") and another offered under Regulation D ("Reg D") to accredited investors.

In December 2020, the Company formed and capitalized its new subsidiary, WWF Securities, LLC, by raising over $200,000. In January, WWF Securities, LLC reached an agreement to acquire an existing broker-dealer, pending Finra's approval of the broker-dealer's Continuing Member Application with Finra.

Forecasted Operations. The Company intends to close its Regulation Crowdfunding offering on July 31, 2021 and focus on hiring and retaining 1-2 additional key personnel in Q3 2021, growing our community, sourcing strong potential deal flow and constantly improving the platform user experience.

Beginning in Q1 2021, the Company, through its subsidiaries, seeks to list four (4) additional offerings under Reg D and six (6) additional offerings under Reg CF on the Site during the year. The Company expects to double its listing volume in 2022 and seeks to list eight (8) additional offerings under Reg D and twelve (12) offerings under Reg CF on the Site.

The Company expects this will allow it to achieve profitability in Q3 2022. The Company also anticipates it may begin receiving partnership distributions from WWF Securities LLC's activities as early as Q3 2022.

Liquidity and Capital Resources. The Offering proceeds are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $110,282 in cash on hand.

The Company currently has an average burn rate of $30,000 per month. The Company's primary expenses consist of personnel, software expenses, legal, advertising and marketing costs.

At this time, the Company has access to sources of capital in excess of $50,000 other than the proceeds from the Offering. The Company plans to consider conducting rolling closes to begin using Proceeds as working capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Challenges in Operations and Liquidity; Trends and Uncertainties

Raising capital in this Offering is vital to the Company's ability to continue operations, recruit and retain key personnel, and support the continued growth of the Site. Any delay in access to these funds may delay or eliminate the Company's ability to meet its revenue forecast and financial projections.

Additional challenges may surface from the difference in revenue forecasts and budgets versus actual results. Any variation from the projected average capital raise would present a challenge to cash flow as would any variation to the average campaign duration.

With respect to the Company's operations, recruiting and retaining key personnel may present challenges to the Company's growth timeline. Delayed access to funds could delay the ability to hire and fill key staff positions which could ultimately hinder the operation of the Site and anticipated revenues derived from such activities.

After reviewing the above discussion of the steps which the Company intends to take, potential Purchasers should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as CPA Review Report, found below under #29.

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company as of the date of the filing of this offering's initial Form C was:

$10,500,000 (i.e., $10,500,000/10,000,000 shares of Class A Common Stock outstanding and 500,000 shares of Class B Common Stock outstanding) at a purchase price of $1.00 per share of Class B Common Stock.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The Securities being sold in this Offering are shares of Class B Common Stock offered at a price per share of $1.00. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors, including the estimates of the business potential and earnings prospects of the Company, the consideration of such factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

WWF Holdings, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

WWF Holdings, Inc. will file a report electronically with the SEC annually and post the report on its web site waterworksfund.com no later than 120 days after the end of each fiscal year covered by the report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Lonnie Johnson, certify that the financial statements of WWF Holdings, Inc. included in this Form are true and complete in all material respects.

/s/Lonnie Johnson

(Signature)

Lonnie Johnson

(Name)

CEO and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Lonnie Johnson

(Signature)

Lonnie Johnson

(Name)

CEO and Director

(Title)

April 30, 2021

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Julianna Smoot

_____

(Signature)

Julianna Smoot

_____

(Name)

Strategist and Director

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Julianna Smoot

_____

(Signature)

Julianna Smoot

_____

(Name)

Strategist and Director

_____

(Title)

April 30, 2021

_____

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brian Spangle

_____

(Signature)

Brian Spangle

_____

(Name)

COO and Director

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Spangle

_____

(Signature)

Brian Spangle

_____

(Name)

COO and Director

_____

(Title)

April 30, 2021

_____

(Date)

WWF Holdings, Inc.

A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2020 and 2019

WWF HOLDINGS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS THEN ENDED:	
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholders' Equity/(Deficit)	4
Consolidated Statements of Cash Flows	5
Notes to the Consolidated Financial Statements	6-16



To the Stockholders of
WWF Holdings, Inc.
Detroit, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of WWF Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 27, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WWF HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 182,289	$ 69,388
Prepaid expenses	8,075	20,283
Accounts receivable	1,883	4,000
Deposit	1,000	-
Total Current Assets	193,247	93,671
Non-Current Assets:		
Software, net	17,500	132,121
License asset	25,000	-
Property and equipment, net	2,001	1,721
Intangible assets, net	2,097	2,243
Total Non-Current Assets	46,598	136,085
TOTAL ASSETS	$ 239,845	$ 229,756
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 27,203	$ 20,061
Accrued expenses	27,775	16,229
Due to shareholders	38,816	21,569
Notes payable - related party	-	38,998
PPP loan payable	45,810	-
Convertible note payable	-	20,000
Total Current Liabilities	139,604	116,857
Long-Term Liabilities:		
SAFE agreements liability	-	790,092
Deferred compensation - shareholders	121,125	98,625
Notes payable - related party, net of current	486,426	158,724
Total Long-Term Liabilities	607,551	1,047,441
Total Liabilities	747,155	1,164,298
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.00001 par, 4,500,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Class A Common Stock, $0.00001 par, 11,000,000 shares authorized, 10,000,000 shares issued and outstanding as of both December 31, 2020 and 2019	100	100
Class B Common Stock, $0.00001 par, 4,500,000 shares authorized, 3,445,428 and 194,274 shares issued and outstanding as of December 31, 2020 and 2019, respectively	34	2
Additional paid-in capital	1,317,898	-
Accumulated deficit	(1,825,342)	(934,644)
Total Stockholders' Equity/(Deficit) before noncontrolling interest	(507,310)	(934,542)
Equity attributable to noncontrolling interest	(66,820)	-
Total Stockholders' Equity/(Deficit)	(574,130)	(934,542)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 239,845	$ 229,756

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ 2,500	$ 29,500
Costs of net revenues	(88,504)	(83,139)
Gross loss	(86,004)	(53,639)
Operating Expenses:		
General & administrative	456,818	294,422
Compensation & benefits	223,796	291,107
Sales & marketing	25,943	92,772
Impairment loss on website	88,197	-
Total Operating Expenses	794,754	678,301
Loss from operations	(880,758)	(731,940)
Other Income/(Expense):		
Interest expense	(12,940)	(1,124)
Grant revenue	3,000	-
Offering costs	-	(30,150)
Total Other Income/(Expense)	(9,940)	(31,274)
Provision for income taxes	-	-
Net loss	(890,698)	(763,214)
Less: Net loss attributable to noncontrolling interest	4,492	-
Net loss attributable to WWF Holdings, Inc.	$ (886,206)	$ (763,214)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

-3-

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2018	-	$ -	10,000,000	$ 100	21,774	$ -	$ -	$ (171,430)	$ (171,330)
Class B common stock issuance	-	-	-	-	172,500	2	-	-	2
Net loss	-	-	-	-	-	-	-	(763,214)	(763,214)
Balance at December 31, 2019	-	-	10,000,000	100	194,274	2	-	(934,644)	(934,542)
Conversion of SAFEs to common stock	-	-	-	-	2,604,220	26	790,066	-	790,092
Conversion of convertible note to common stock	-	-	-	-	86,840	1	20,755	-	20,756
Capital contributions by minority shareholders	-	-	-	-	-	-	203,749	-	203,749
Common stock issued for services - RSPAs	-	-	-	-	117,500	1	117,499	-	117,500
Issuance of shares through Reg CF offering	-	-	-	-	68,405	1	68,404	-	68,405
Issuance of shares through Reg D offering	-	-	-	-	374,189	4	133,996	-	134,000
Offering costs	-	-	-	-	-	-	(16,572)	-	(16,572)
Net loss attributable to WWF Holdings, Inc.	-	-	-	-	-	-	-	(890,698)	(890,698)
Balance at December 31, 2020	-	$ -	10,000,000	$ 100	3,445,428	$ 34	$ 1,317,898	$ (1,825,342)	$ (507,310)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (890,698)	$ (763,214)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangible assets	146	146
Amortization of software costs	26,424	-
Impairment loss of software costs	88,197	-
Depreciation	677	278
Deferred compensation	22,500	98,625
Offering costs	-	20,150
Issuance of Class B common stock for services	117,500	-
Issuance of convertible note for services	-	20,000
Changes in operating assets and liabilities:		
Change in prepaid expenses	12,208	(19,983)
Change in accounts receivable	375	(4,000)
Change in deposits	(1,000)	-
Change in accrued expenses	14,046	16,229
Change in accounts payable	7,140	(11,986)
Net Cash Used In Operating Activities	(602,485)	(643,755)
Cash Flows From Investing Activities		
Website development costs	-	(115,141)
License purchase	(25,000)	-
Purchase of property and equipment	(957)	(1,998)
Net Cash Used In Investing Activities	(25,957)	(117,139)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFEs	-	756,092
Proceeds from issuance of common stock	202,405	2
Capital contributions by minority shareholders in majority owned subsidiary	203,749	-
Proceeds from issuance of notes payable-related parties	288,704	84,301
Proceeds from PPP loan	45,810	-
Advances/(repayments) from/(to) shareholder	17,247	(12,310)
Offering costs	(16,572)	-
Net Cash Provided By Financing Activities	741,343	828,085
Net Change In Cash	112,901	67,191
Cash at Beginning of Period	69,388	2,197
Cash at End of Period	$ 182,289	$ 69,388
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 1,124
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of SAFE agreements to common stock	$ 790,092	$ -
Conversion of convertible notes to common stock	$ 20,756	$ -
Conversion of related party payable to note payable	$ 170,362	$ 113,421
Issuance of convertible note for services	$ -	$ 20,000

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

WWF Holdings, Inc. and subsidiaries (collectively, the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Delaware limited liability company on April 3, 2018 under the name WWF Holdings, LLC (the "LLC"). The LLC converted to a Delaware corporation on September 6, 2018. The Company was organized to accelerate answers to water problems in the United States by facilitating investments in water solution companies and projects via an equity crowdfunding platform. WWF Platform, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Funding Portal, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Crowd, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Agency, LLC, a limited liability company formed under the laws of Delaware on August 1, 2019, is a wholly owned subsidiary of the Company. WWF Assets, LLC, a limited liability company formed under the laws of Delaware on October 27, 2020, is a wholly owned subsidiary of the Company. WWF Securities, LLC, a limited liability company formed under the laws of Delaware on October 23, 2020, is a majority owned (65%) subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of WWF Holdings, Inc., along with its wholly owned subsidiaries and majority owned subsidiary: WWF Platform, LLC, WWF Funding Portal, LLC, WWF Crowd, LLC, WWF Agency, LLC, WWF Assets, LLC and WWF Securities, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by

third parties, the need to obtain additional financing, and limited operating history. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2020 and 2019.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment is recorded at cost of $2,997 and $1,998 and is presented on the balance sheet net of accumulated depreciation of $996 and $277 as of December 31, 2020 and 2019, all respectively. Depreciation expense of $677 and $278 was recorded for the years ended December 31, 2020 and 2019, respectively.

Software

Software development costs to develop software used to deliver our services are capitalized in accordance with ASC 350-40. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended and that it has recoverable value. Software development costs are recorded at cost. The software was deployed during 2020. Amortization expense of $26,424 was recorded for the year ended December 31, 2020 and charged to costs of goods sold.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Consistent with this guidance, at the end of 2020, the Company reduced the expectations on certain projections As a result, the fair value of the software has been reduced and $88,197 was recorded as an impairment loss during the year ended December 31, 2020. The Company's software development consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Software, at cost	$ 132,121	$ 132,121
Accumulated amortization	(26,424)	-
Impairment charge	(88,197)	-
Software, net	$ 17,500	$ 132,121

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. The Company has intangible assets of $2,097 and $2,243 (net of accumulated amortization) as of December 31, 2020 and 2019, respectively. Amortization expense for the years ended December 31, 2020 and 2019 was $146 and $146, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives revenues from campaign services.

Costs of Net Revenues

Costs of net revenues include the cost of independent contractors and securities counsel costs in delivering services, marketing costs, software, and other related costs to delivery of the services.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is

based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its April 3, 2019 inception until September 6, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 6, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company has net operating loss carryforwards of $1,497,826 and $835,328 as of December 31, 2020 and 2019, respectively. The Company used its estimated combined effective tax rate of approximately 26% from Federal and Michigan tax rates to derive net deferred tax assets of $439,420 and $240,400 as of December 31, 2020 and 2019, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2020 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdiction to which the Company is subject.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2019, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues, has sustained net losses of $886,206 and $763,214 for the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations, has an accumulated deficit of $1,825,342 as of December 31, 2020, and has limited liquid assets with $182,289 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LICENSE ACQUISITION

On December 28, 2020, the Company entered into an asset purchase agreement to acquire a FINRA license and associated intellectual property. The Company paid $25,000 up front for this acquisition, and is to pay 25,000 shares of its common stock if and upon FINRA approval of the acquisition. The fair value of the shares, determined to be $25,000 as of the acquisition date, will be recognized if and upon FINRA approval. The Company recorded the license as a long-term asset and will amortize the cost over its expected life.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company was originally incorporated as a Delaware limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in September 2018, the Company authorized 20,000,000 shares of all classes consisting of 11,000,000 shares of Class A common stock at $0.00001 par value, 4,500,000 shares of Class B common stock at $0.00001 par value, and 4,500,000 shares of preferred stock at $0.00001 par value. As of both December 31, 2020 and 2019, 10,000,000 shares of Class A common stock were issued and outstanding. As of December 31, 2020 and 2019, 3,445,428 and 194,274 shares of Class B common stock were issued and outstanding, respectively. As of both December 31, 2020 and 2019, 0 shares of preferred stock were issued and outstanding. Rights and privileges of preferred stock will be established upon authorization of each series of preferred stock.

Stock Issuances

In 2019, the Company issued 172,500 shares of Class B common stock to service providers, consultants, and management of the Company for services rendered. No compensation costs were recorded as the Company determined the fair value of its stock as of the issuance dates was de minimus.

In 2020, the Company issued 117,500 shares of Class B common stock to service providers, consultants, and management of the Company for services rendered. $117,500 of compensation costs were recorded as the Company determined the fair value of its stock was $1.00 per share based on the active Regulation CF offering.

During the year ended December 31, 2020, the Company raised gross proceeds of $68,405 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 68,405 shares of Class B common stock at a price of $1.00 per share.

During the year ended December 31, 2020, the Company raised gross proceeds of $134,000 in an offering of its Series B Common Stock pursuant to an offering under Regulation D, issuing 374,189 shares of Class B common stock at prices of $0.30-$1.00 per share.

Offering costs incurred through the Regulation CF and Regulation D offerings totaled $16,572 for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company's majority owned subsidiary, WWF Securities, LLC, received capital contributions of $203,749 from a minority shareholder.

The 2020 Regulation D stock issuances triggered conversion of all SAFE Agreements and convertible notes outstanding under the conversion terms. This resulted in relieving $790,092 of SAFE agreements which were outstanding on the conversion date into 2,604,220 shares of Series B Common Stock at conversion rates of $0.30-$0.33 per share. The convertible note with a then outstanding principal balance of $20,000, together with $842 of accrued interest, was converted into 86,840 shares of Series B Common Stock at a conversion price of $0.24 per share.

Equity Compensation Plan

The Company adopted the *Equity Compensation Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 500,000 shares of common stock under the Plan. As of December 31, 2019, 188,226 were available for grant under the Plan. Shares issued under the Plan were 117,500 and 172,500 for the years ended December 31, 2020 and 2019, respectively.

NOTE 6: SAFE AGREEMENTS

In 2019 and 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $617,500 and $34,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $651,500 and $34,000 as of December 31, 2019 and 2018, respectively (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,125,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 50% discount to the share pricing in the triggering equity financing.

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $138,592 and incurred offering costs of $30,150. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $138,392 as of December 31, 2019 (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,437,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 45% discount to the share pricing in the triggering equity financing.

The 2020 Regulation D stock issuances triggered conversion of all SAFE Agreements outstanding under the conversion terms. This resulted in relieving $790,092 of SAFE Agreements that were outstanding on the conversion date into 2,604,220 shares of Series B Common Stock.

As of December 31, 2020, all SAFES had been converted and therefore the outstanding balance was $0.

NOTE 7: NOTES PAYABLE

Convertible Note

On August 1, 2019 the Company entered into convertible note agreements in exchange for services rendered valued at $20,000. The note agreement bears interest at 6% and had a maturity date of July 31, 2020. The terms provide for automatic conversion of the convertible note agreement into the Company's stock if and upon a qualified equity financing event of $50,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by the 20% discount to the share pricing in the triggering equity financing. Upon a corporate transaction (as defined in the note agreement) the holder is entitled to a payment of two times the then outstanding principal balance. If the note remains outstanding at or after the maturity date, the note may be converted at terms subject to the mutual agreement of the holder and the Company. Interest expense of $342 and $500 was recognized on this note for the years

ended December 31, 2020 and 2019, respectively. The convertible note with a then outstanding principal balance of $20,000, together with $842 of accrued interest, was converted into 86,840 shares of Series B Common Stock.

As of December 31, 2020, all convertible notes had been converted and therefore the outstanding balance was $0. The Company analyzed the convertible notes for beneficial conversion features and concluded the conversion features do not require adjustment to the notes for beneficial conversion features as the amount was determined to be de minimus.

Notes Payable – Related Party

On December 23, 2019, the Company entered in a 36-month term loan agreement with a major shareholder in the amount of $84,301 in exchange for cash, bearing interest at the prime rate minus 2% (2.75% at December 31, 2019), with required monthly principal and interest payments of $2,951 beginning on July 23, 2020. The unpaid principal balance was $84,301 as of December 31, 2019. During 2020, the Company entered into several additional loan agreements with this shareholder. On December 31, 2020, the Company amended all previous loan agreements combining all the outstanding balances into a single new loan. The new loan is non-interest bearing and requires 54 monthly principal payments of $6,608 beginning on July 1, 2022 and ending December 1, 2026. The unpaid principal balance was $356,829 as of December 31, 2020. Interest expense on the loan totaled $5,537 for the year ended December 31, 2020.

On December 23, 2019, the Company entered in a 36-month term loan agreement with the majority shareholder in the amount of $113,421 in conversion of a related party payable balance, bearing interest at the prime rate minus 2% (2.75% at December 31, 2019), with required monthly principal and interest payments of $3,971 beginning on July 1, 2020. The unpaid principal balance was $113,421 as of December 31, 2019. During 2020, the Company entered into additional loan agreements with this shareholder. On December 31, 2020, the Company amended all previous loan agreements combining all the outstanding balances into a single new loan. The new loan is non-interest bearing and requires 30 monthly principal payments of $4,320 beginning on July 1, 2022 and ending December 1, 2024. The unpaid principal balance was $129,597 as of December 31, 2020. Interest expense on the loan totaled $3,146 for the year ended December 31, 2020.

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2020:

2021	$ -
2022	65,562
2023	131,124
2024	131,151
2025	79,296
Thereafter	79,293
	$ 486,426

NOTE 8: RELATED PARTY TRANSACTIONS

The three founders of the Company loaned the Company funds which remained unpaid and outstanding as of December 31, 2020 and 2019 in the amounts of $38,816 and $21,569, respectively. These loans bear no interest and are considered payable on demand.

The three founders of the Company have elected to defer compensation. The amount of deferred compensation as of December 31, 2020 and 2019 was $121,125 and $98,625, respectively. There are no formal repayment terms established and the deferred compensation does not bear interest.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: PPP LOAN AND COVID-19

On May 16, 2020, the Company secured a loan through the Small Business Administration ("SBA") under the Payroll Protection Program. The loan was for total principal of $45,810, has a 24-month term, and bears interest at 1.00%. No payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal payments of principal and interest, commencing on the first business day after the end of the deferment period. During 2020, the Company has applied for forgiveness and is awaiting a response from the SBA. The Company will recognize the loan as non-operating income if and upon receiving forgiveness. The balance outstanding on the loan as of December 31, 2020 was $45,810.

A worldwide pandemic was declared on March 10, 2020 on COVID-19. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company has risks and uncertainties due to the unknown future effects the pandemic could have on its business.

NOTE 11: SUBSEQUENT EVENTS

Shareholder Notes Payable

On January 4, 2021, the Company entered into a term loan agreement with a major shareholder in the amount of $7,500. The loan bears interest at 0%, with required monthly principal payments of $139 beginning on July 1, 2022.

On January 4, 2021, the Company entered into a term loan agreement with a major shareholder in the amount of $40,000. The loan bears interest at 0%, with required monthly principal payments of $741 beginning on July 1, 2022.

On January 4, 2021, the Company entered in a term loan agreement with a major shareholder in the amount of $40,000. The loan bears interest at prime rate minus 2%, with required monthly principal payments of $10,190 beginning on September 30, 2021.

Crowdfunding Campaign

During 2021, the Company has raised $12,778 through its Regulation CF offering.

Management's Evaluation

Management has evaluated subsequent events through April 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.